UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April, 2010

RUSH METALS CORP.
(formerly AMERICAN GOLDRUSH CORPORATION)
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(Registrant’s Name)

11215 Jasper Avenue, Suite 505
Edmonton, Alberta  T5K 0L5
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]                                           Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 1, 2006, Rush Metals Corp. (the “Company”) entered into a Property Option Agreement (the “Agreement”) with Warner Gruenwald (the “Optionor”) whereby the Company was granted the exclusive right and option to acquire an undivided 100% right, title and interest in and to the property called the GQ Property, claim numbers 521731, 533372, 533373, and 533374 (Kamloops Mining Division) from the Optionor.

Effective April 23, 2010, the Company terminated the Property Agreement on the GQ Property and as a result no longer maintains any interest in the GQ Property.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RUSH METALS CORP.

By: /s/ Paul Noland
Name:  Paul Noland
Title:    President and Chief Executive Officer

Date:    April 23, 2010